Exhibit 99.6




                                  EXHIBIT 99.6

            LETTER OF APPRAISER WITH RESPECT TO SUBSCRIPTION RIGHTS




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                                        July 1, 1998



Boards of Directors
Neodesha Savings and Loan Association, FSA, and
First Independence Corporation
Myrtle & Sixth Streets
Independence, Kansas  67301


                     Merger Conversion, Subscription Rights
                     --------------------------------------

Dear Directors:

     Terms used in this letter not otherwise defined herein have the same meanings for such terms in the plan by which Neodesha Savings and Loan Association, FSA ("Neodesha") is combining with First Federal Savings and Loan Association of Independence ("First Federal" or the "Association") through the conversion of Neodesha from the mutual to the stock form of organization and the simultaneous merger of Neodesha with and into the Association (the "Merger Conversion"). Simultaneously, First Independence Corporation (the "Company") will issue shares of common stock.

     We understand that in accordance with the Plan of Merger Conversion, the Non-transferable Subscription Rights to purchase shares of Common Stock in the Company ("Subscription Rights") are to be issued, in order of priority, to: (1) Eligible Account Holders, (2) Tax-Qualified Employee Plans, (3) Supplemental
Eligible Account Holders, (4) Other Members, and (5) Officers, directors and employees of Neodesha. Concurrently, and subject to the prior rights of holders of Subscription Rights, the Company is offering its common stock for sale in a community offering to members of the general public (the "Community Offering"). It is anticipated that shares not subscribed for in the Subscription and Community Offering will be offered to certain members of the general public on a best efforts basis through a selected dealers arrangement (the "Syndicated Community Offering"). The actual purchase price per share can not currently be determined because it will be equal to 95% of the average market price of First Independence Corporation common stock (based on the average of closing bid and ask quotations on the Nasdaq SmallCap Market) for the ten trading days ending on the expiration date of the offering.

     Based solely upon our observation that the Subscription Rights will be available to all such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price to be paid by members of the general public in the Community Offering and through selected dealers in the Syndicated Community Offering, but without undertaking any independent investigation of state or federal laws or the position of the Internal Revenue Service with respect to such issue, it is our opinion:

     1.   the Subscription Rights will have no ascertainable market value; and

     2. the price at which the Subscription Rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

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Boards of Directors
July 1, 1998
Page 2


     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates and other external forces (e.g., natural disasters or significant global events) occur from time to time and may materially affect the value of thrift stocks as a whole or the Holding Company's value. Accordingly, no assurance can be given that persons who subscribe for shares of Common Stock issued in the Merger Conversion will thereafter be able to sell such shares at the same price paid in the Subscription Offering, the Community Offering or the Syndicated Community Offering.


                                        Sincerely,


                                        /s/ Charles M. Hebert
                                        Charles M. Hebert
                                        Principal